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                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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
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
1. Investment Company Act File Number:                                        Date examination completed:
                 811-09599                                                                 June 30, 2000
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2. State Identification Number:
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AL                    AK               AZ                AR               CA               CO
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CT                    DE               DC                FL               GA               HI
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ID                    IL               IN                IA               KS               KY
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LA                    ME               MD                MA  None         MI               MN
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MS                    MO               MT                NE               NV               NH
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NJ                    NM               NY                NC               ND               OH
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OK                    OR               PA                RI               SC               SD
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TN                    TX               UT                VT               VA               WA
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WV                    WI               WY                PUERTO RICO
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Other (specify): [ ]
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 3. Exact name of investment company as specified in registration statement:
         State Street Master Funds

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4.  Address of principal executive office:  (number, street, city, state, zip code)
           P.O. Box 5049, Boston, MA 02206

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

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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                        Report of Independent Accountants


To the Board of Trustees of
State Street Master Funds

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rules 17f-2 of the Investment Company Act of 1940," that State Street Equity 500 Index Portfolio (the "Portfolio") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of June 30, 2000 with respect to securities and similar investments reflected in the investment account of the Portfolio. Management is responsible for the Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2000, and with respect to agreement of security purchases and sales, for the period from March 1, 2000 (commencement of operations) through June 30, 2000;

o Confirmation of all securities and similar investments held by institutions in book entry form by the Depository Trust Company;

o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Portfolio and the Custodian (State Street Bank and Trust Company);

o Agreement of a sample of security purchases and security sales since our last report from the books and records of the Portfolio to subsequent cash settlement activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolio's compliance with specified requirements.

In our opinion, management's assertion that State Street Equity 500 Index Portfolio complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000, with respect to securities and similar investments reflected in the investment account of the Portfolio is fairly stated, in all material respects.


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This report is intended solely for the information and use of the board of trustees and management of State Street Equity 500 Index Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.





                                        /s/ Ernst & Young LLP

December 20, 2000



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             REPORT OF MANAGEMENT ON COMPLIANCE WITH RULES 17f-2 OF
                       THE INVESTMENT COMPANY ACT OF 1940


December 20, 2000

We, as members of management of State Street Equity 500 Index Portfolio (the "Portfolio"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Portfolio's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2000.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000 with respect to securities and similar investments reflected in the investment account of the Portfolio.





/s/ Janine L. Cohen
---------------------------------
Janine L. Cohen
Assistant Treasurer
State Street Master Funds